August 25, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal

Tortoise Capital Series Trust

Post-Effective Amendment No. 28

(Registration Statement File Nos. 333-281744, 811-23997)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Tortoise ICE® U.S. Power Index ETF (the “Fund”), Tortoise Capital Series Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 28, originally filed with the Securities and Exchange Commission on June 12, 2026 (Accession No. 0001213900-26-068282).

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Tortoise Capital Series Trust

By:	/s/ Tom Florence
Tom Florence
President and Chief Executive Officer